FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 29, 2021

FINANCIAL RESULTS FOR THE SECOND QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board except as otherwise noted, and are unaudited.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $1,201.4 million ($43.25 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2021 compared to net earnings of $434.9 million ($15.26 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2020. Book value per basic share at June 30, 2021 was $540.62 compared to $478.33 at December 31, 2020 (an increase of 15.2% adjusted for the $10 per common share dividend paid in the first quarter of 2021).
"In the second quarter of 2021, all of our major insurance companies achieved a combined ratio well below 100%, with Northbridge and Zenith National leading the way at 84.7% and 92.7% respectively. Our consolidated combined ratio of 94.3% in the second quarter of 2021 included catastrophe losses of $138.4 million or 3.5 combined ratio points. Core underwriting performance continued to be very strong, with growth in gross premiums written of 27.1% and operating income increasing to $398.3 million, reflecting greatly reduced COVID-19 losses.
Our investments increased significantly with net gains on investments of $1,290.2 million, primarily reflecting net gains on long equity exposures and $425.0 million on Digit compulsorily convertible preference shares. Mark-to-market movements on our non-insurance investments in associates and consolidated investments which are not reflected in our financial statements also increased in the second quarter of 2021 by approximately $338 million. As previously reported, upon closing of the Digit Insurance equity issuance in the third quarter, and upon final approval by the Indian government of its previously announced intention to increase foreign ownership limits, we anticipate recording an additional gain of approximately $1.4 billion or $46 in book value per basic share. We continue to focus on being soundly financed and ended the quarter with approximately $1.5 billion in cash and investments in the holding company," said Prem Watsa, Chairman and Chief Executive Officer.
The table below presents the sources of the company's net earnings in a format which the company has consistently used as it believes it assists in understanding Fairfax:
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

	Second quarter		First six months
	2021	2020	2021	2020
	($ millions)
Gross premiums written	5,977.7	4,702.7	11,405.7	9,478.4
Net premiums written	4,529.5	3,555.5	8,675.4	7,401.9

Underwriting profit (loss)	227.9	(13.3)	376.9	89.8
Interest and dividends - insurance and reinsurance	116.4	153.2	222.2	312.6
Share of profit (loss) of associates - insurance and reinsurance	54.0	(19.4)	97.4	(56.3)
Operating income - insurance and reinsurance	398.3	120.5	696.5	346.1
Run-off (excluding net gains (losses) on investments)	(24.3)	(15.5)	(40.6)	(38.3)
Non-insurance companies (excluding net gains (losses) on investments)	(44.4)	(80.3)	(129.3)	(114.3)
Interest expense	(117.8)	(122.2)	(283.9)	(237.9)
Corporate overhead and other income (expense)	20.2	2.2	62.7	(249.9)
Net gains (losses) on investments	1,290.2	644.1	2,132.2	(895.4)
Gain on consolidation and deconsolidation of insurance subsidiaries	45.3	—	112.0	117.1
Pre-tax income (loss)	1,567.5	548.8	2,549.6	(1,072.6)
Recovery of (provision for) income taxes	(287.3)	(122.5)	(446.8)	109.8
Non-controlling interests	(78.8)	8.6	(95.4)	138.4
Net earnings (loss) attributable to shareholders of Fairfax	1,201.4	434.9	2,007.4	(824.4)
Highlights for the second quarter of 2021 (with comparisons to the second quarter of 2020 except as otherwise noted) include the following:
•Gross premiums written by the insurance and reinsurance operations increased by 27.1% to $5,977.7 million from $4,702.7 million and net premiums written increased by 27.4% to $4,529.5 million from $3,555.5 million.
•The consolidated combined ratio of the insurance and reinsurance operations was 94.3%, producing an underwriting profit of $227.9 million, compared to a combined ratio of 100.4% and an underwriting loss of $13.3 million in 2020, driven by lower COVID-19 losses. The insurance and reinsurance operations experienced growth in net premiums earned of 20.4% and net favourable prior year reserve development of $31.6 million.
•Operating income of the insurance and reinsurance operations increased to $398.3 million from $120.5 million, principally reflecting higher underwriting profit, primarily due to increased business volumes and lower COVID-19 losses ($68.7 million compared to $308.1 million), partially offset by higher catastrophe losses, primarily due to the U.S. winter storms.
•Float of the insurance and reinsurance operations increased by 15.3% to $24,209.6 million at June 30, 2021 from $21,002.3 million at June 30, 2020.
•Operating loss of the non-insurance companies of $44.4 million principally reflected Fairfax India's performance fee accrual of $43.4 million (which is offset in Corporate overhead and other income (expense)) and operating losses at Thomas Cook India of $17.3 million, primarily related to the continued effects of COVID-19. Excluding the impact of Fairfax India’s intercompany performance fees to Fairfax, operating losses of the non-insurance companies improved by $79.3 million, principally in the restaurants and retail segment.
•Consolidated interest and dividends of $160.8 million decreased from $205.0 million, primarily reflecting lower interest income earned, principally due to a general decrease in sovereign bond yields, sales and maturities of U.S. treasury bonds throughout 2020 and net sales of U.S. corporate bonds in the first half of 2021.
•Consolidated share of profit of associates of $75.4 million principally reflected share of profit of $27.1 million from Eurolife, $25.9 million from Resolute, $22.8 million from Eurobank and $18.1 million from Atlas Corp., partially offset by share of loss of $10.7 million from Bangalore Airport, primarily related to the continued effects of COVID-19.
•Interest expense of $117.8 million was comprised of $78.1 million incurred on borrowings by the holding company and the insurance and reinsurance companies, $23.5 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and $16.2 million on accretion of lease liabilities.

•At June 30, 2021 the company's insurance and reinsurance companies held approximately $18.1 billion in cash and short dated investments representing approximately 39.5% of portfolio investments.
•Net gains on investments of $1,290.2 million consisted of the following:

	Second quarter of 2021
	($ millions)
	Realized gains	Unrealized gains	Net gains
Net gains on:
Long equity exposures	332.2	551.8	884.0
Bonds	27.4	15.6	43.0
Other	5.5	357.7	363.2
	365.1	925.1	1,290.2

	First six months of 2021
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	498.1	1,414.4	1,912.5
Bonds	173.8	(296.4)	(122.6)
Other	(108.8)	451.1	342.3
	563.1	1,569.1	2,132.2
Net gains on long equity exposures of $884.0 million was primarily comprised of realized and unrealized appreciation of common stocks. Net gains on other of $363.2 million principally reflected unrealized gains of $425.0 million on Digit compulsorily convertible preference shares.
•At June 30, 2021 the company continued to hold long equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or approximately $372.96 (Cdn$476.03) per share.
•At June 30, 2021 the excess of fair value over adjusted carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was approximately $754 million, an improvement of $1.4 billion from the deficiency of $663 million at December 31, 2020. Details are provided in the MD&A under the heading "Book Value Per Basic Share" in the company's interim report for the three and six months ended June 30, 2021.
•Subsequent to June 30, 2021:
•The company expects to close its previously announced sale of RiverStone Barbados to CVC Capital Partners, promptly following the receipt of final regulatory approval, which is currently expected in August 2021.

•On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") to 80.0% from 50.0% by acquiring the joint venture interest of OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $142.6 million (€120.7 million). The remaining 20.0% equity interest in Eurolife continues to be owned by the company's associate Eurobank Ergasias Services & Holdings S.A. ("Eurobank"). The company will commence consolidating the assets, liabilities and results of operations of Eurolife in its consolidated financial reporting in the third quarter of 2021. Eurolife is a Greek insurer which distributes its life and non-life insurance products and services through Eurobank’s network.
•On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited ("Singapore Re") from 28.2% to 94.0% for $102.9 million (SGD 138.0 million) through the completion of a public cash offer and commenced consolidating the assets, liabilities and results of operations of Singapore Re in the Fairfax Asia reporting segment. Singapore Re is a general property and casualty reinsurer that underwrites business primarily in southeast Asia.

•The company held $1,480.6 million of cash and investments at the holding company level ($1,413.4 million net of derivative obligations) at June 30, 2021, compared to $1,252.2 million ($1,229.4 million net of derivative obligations) at December 31, 2020.
•On June 29, 2021 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders which extended the term from December 21, 2022 to June 29, 2026.
•The company's total debt to total capital ratio, excluding non-insurance companies, decreased to 28.4% at June 30, 2021 from 29.7% at December 31, 2020, primarily reflecting increased total capital due principally to increased common shareholders' equity. The company anticipates that at the close of its RiverStone Barbados transaction, it will have paid off its credit facility completely; had this transaction closed prior to June 30, 2021 the company's total debt to total capital ratio, excluding non-insurance companies, would have been reduced to 27.0%.
•During the second quarter of 2021 the company purchased 134,755 subordinate voting shares for treasury at a cost of $63.2 million. From the fourth quarter of 2017 up to June 30, 2021, the company has purchased 1,322,303 subordinate voting shares for treasury and 1,102,998 for cancellation at an aggregate cost of $1,022.9 million.
•At June 30, 2021, common shareholders' equity was $14,015.1 million or $540.62 per basic share, compared to $12,521.1 million or $478.33 per basic share at December 31, 2020. The increase in common shareholders' equity per basic share was primarily due to the net earnings attributable to shareholders of Fairfax in the first six months of 2021, partially offset by the payment of the annual common share dividend of $272.1 million.
There were 26.0 million and 26.5 million weighted average common shares effectively outstanding during the second quarters of 2021 and 2020 respectively. At June 30, 2021 there were 25,924,303 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio, float and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Float is calculated by the company as the sum of insurance contract liabilities and insurance contract payables, less the sum of insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2021 results at 8:30 a.m. Eastern time on Friday July 30, 2021. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 13, 2021. The replay may be accessed at 1 (866) 367-5574 (Canada or U.S.) or 1 (203) 369-0231 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2021 and December 31, 2020
(unaudited - US$ millions)

	June 30, 2021	December 31, 2020
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $176.8; December 31, 2020 – $79.5)	1,480.6	1,252.2
Insurance contract receivables	7,162.9	5,816.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $637.4; December 31, 2020 – $751.9)	15,328.4	13,197.8
Bonds (cost $14,684.9; December 31, 2020 – $14,916.1)	15,354.3	15,734.6
Preferred stocks (cost $547.7; December 31, 2020 – $268.3)	1,314.9	605.2
Common stocks (cost $4,654.1; December 31, 2020 – $4,635.5)	5,322.8	4,599.1
Investments in associates (fair value $5,601.1; December 31, 2020 – $4,154.3)	4,720.3	4,381.8
Investment in associate held for sale (fair value $729.5; December 31, 2020 – $729.5)	729.5	729.5
Derivatives and other invested assets (cost $866.9; December 31, 2020 – $944.4)	911.9	812.4
Assets pledged for derivative obligations (cost $226.4; December 31, 2020 – $196.1)	226.5	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,330.6; December 31, 2020 – $2,791.0)	1,962.7	1,851.8
	45,871.3	42,108.6

Assets held for sale	216.3	—
Deferred premium acquisition costs	1,756.3	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $886.6; December 31, 2020 – $686.8)	11,637.0	10,533.2
Deferred income tax assets	513.5	713.9
Goodwill and intangible assets	6,161.5	6,229.1
Other assets	5,449.7	5,857.2
Total assets	80,249.1	74,054.0

Liabilities
Accounts payable and accrued liabilities	4,965.6	4,996.1
Derivative obligations (including at the holding company – $67.2; December 31, 2020 – $22.8)	219.7	189.4
Liabilities associated with assets held for sale	113.1	—
Deferred income tax liabilities	410.3	356.4
Insurance contract payables	3,905.0	2,964.0
Insurance contract liabilities	42,281.6	39,206.8
Borrowings – holding company and insurance and reinsurance companies	6,982.2	6,614.0
Borrowings – non-insurance companies	1,834.8	2,200.0
Total liabilities	60,712.3	56,526.7

Equity
Common shareholders’ equity	14,015.1	12,521.1
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	15,350.6	13,856.6
Non-controlling interests	4,186.2	3,670.7
Total equity	19,536.8	17,527.3
	80,249.1	74,054.0

Book value per basic share	$540.62	$478.33

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2021 and 2020
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2021	2020	2021	2020
Income
Gross premiums written	5,977.7	4,702.7	11,405.7	9,478.4
Net premiums written	4,529.5	3,555.5	8,675.4	7,401.9

Gross premiums earned	5,218.8	4,259.0	9,976.0	8,475.3
Premiums ceded to reinsurers	(1,204.4)	(925.5)	(2,231.2)	(1,754.0)
Net premiums earned	4,014.4	3,333.5	7,744.8	6,721.3
Interest and dividends	160.8	205.0	328.7	422.9
Share of profit (loss) of associates	75.4	(23.1)	119.7	(228.3)
Net gains (losses) on investments	1,290.2	644.1	2,132.2	(895.4)
Gain on consolidation and deconsolidation of insurance subsidiaries	45.3	—	112.0	117.1
Other revenue	1,244.9	905.6	2,391.8	2,086.6
	6,831.0	5,065.1	12,829.2	8,224.2
Expenses
Losses on claims, gross	3,235.8	2,968.7	6,266.9	5,752.5
Losses on claims, ceded to reinsurers	(674.0)	(693.7)	(1,328.9)	(1,299.5)
Losses on claims, net	2,561.8	2,275.0	4,938.0	4,453.0
Operating expenses	680.2	621.0	1,365.0	1,276.5
Commissions, net	664.4	559.7	1,283.9	1,117.7
Interest expense	117.8	122.2	283.9	237.9
Other expenses	1,239.3	938.4	2,408.8	2,211.7
	5,263.5	4,516.3	10,279.6	9,296.8
Earnings (loss) before income taxes	1,567.5	548.8	2,549.6	(1,072.6)
Provision for (recovery of) income taxes	287.3	122.5	446.8	(109.8)
Net earnings (loss)	1,280.2	426.3	2,102.8	(962.8)

Attributable to:
Shareholders of Fairfax	1,201.4	434.9	2,007.4	(824.4)
Non-controlling interests	78.8	(8.6)	95.4	(138.4)
	1,280.2	426.3	2,102.8	(962.8)

Net earnings (loss) per share	$45.79	$16.00	$76.18	$(31.76)
Net earnings (loss) per diluted share	$43.25	$15.26	$72.16	$(31.76)
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	25,986	26,487	26,054	26,645

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2021 and 2020
(unaudited - US$ millions)

	Second quarter		First six months
	2021	2020	2021	2020

Net earnings (loss)	1,280.2	426.3	2,102.8	(962.8)

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	21.1	124.8	20.1	(459.4)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(33.1)	(88.1)	(60.9)	103.3
Gains (losses) on hedge of net investment in European operations	(7.8)	(19.1)	27.9	(1.6)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	5.5	(19.0)	(58.3)	(88.9)
	(14.3)	(1.4)	(71.2)	(446.6)
Net unrealized foreign currency translation (gains) losses reclassified to net earnings (loss)	—	—	(0.3)	161.9
	(14.3)	(1.4)	(71.5)	(284.7)
Items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans	(2.7)	(27.1)	(2.7)	(27.1)
Share of net gains on defined benefit plans of associates	6.9	1.9	8.9	11.2
Other	—	—	13.8	—
	4.2	(25.2)	20.0	(15.9)

Other comprehensive income (loss), net of income taxes	(10.1)	(26.6)	(51.5)	(300.6)
Comprehensive income (loss)	1,270.1	399.7	2,051.3	(1,263.4)

Attributable to:
Shareholders of Fairfax	1,207.7	399.7	1,981.5	(995.6)
Non-controlling interests	62.4	—	69.8	(267.8)
	1,270.1	399.7	2,051.3	(1,263.4)

SEGMENTED INFORMATION
(unaudited - US$ millions)
Gross premiums written, net premiums written and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the second quarters and first six months ended June 30, 2021 and 2020 were as follows:
Gross Premiums Written

	Second quarter		First six months		% change year-over-year
	2021	2020	2021	2020	Second quarter	First six months
Northbridge	586.8	430.2	996.5	774.3	36.4%	28.7%
Odyssey Group	1,380.2	1,102.4	2,537.4	2,033.3	25.2%	24.8%
Crum & Forster	928.3	712.5	1,729.2	1,481.3	30.3%	16.7%
Zenith National	149.2	120.0	420.9	377.9	24.3%	11.4%
Brit	777.2	659.7	1,455.8	1,274.1	17.8%	14.3%
Allied World	1,579.1	1,224.6	2,987.3	2,328.4	28.9%	28.3%
Fairfax Asia	89.5	88.9	217.7	211.3	0.7%	3.0%
Insurance and Reinsurance - Other	487.4	364.4	1,060.9	851.3	33.8%	24.6%
Insurance and reinsurance operations	5,977.7	4,702.7	11,405.7	9,331.9	27.1%	22.2%

Net Premiums Written

	Second quarter		First six months		% change year-over-year
	2021	2020	2021	2020	Second quarter	First six months
Northbridge	550.8	403.2	925.2	712.2	36.6%	29.9%
Odyssey Group	1,149.8	935.4	2,181.7	1,799.7	22.9%	21.2%
Crum & Forster	766.5	580.0	1,432.5	1,230.5	32.2%	16.4%
Zenith National	143.8	115.8	409.1	370.0	24.2%	10.6%
Brit(1)	478.9	418.4	864.4	866.2	14.5%	(0.2)%
Allied World	1,049.8	790.7	2,077.0	1,592.1	32.8%	30.5%
Fairfax Asia	45.2	44.4	105.8	105.1	1.8%	0.7%
Insurance and Reinsurance - Other	344.7	267.6	679.7	579.6	28.8%	17.3%
Insurance and reinsurance operations	4,529.5	3,555.5	8,675.4	7,255.4	27.4%	19.6%
(1) A year-over-year increase of 10.5% in the first six months excluding the effects of a multi-year reinsurance protection purchase.

Combined Ratios

	Second quarter		First six months
	2021	2020	2021	2020
Northbridge	84.7%	94.3%	85.8%	95.4%
Odyssey Group	94.9%	99.8%	96.8%	99.2%
Crum & Forster	96.8%	98.9%	98.0%	98.1%
Zenith National	92.7%	94.6%	90.4%	91.0%
Brit	97.1%	114.9%	97.8%	107.3%
Allied World	94.8%	98.0%	94.5%	96.3%
Fairfax Asia	94.9%	99.4%	94.4%	101.0%
Insurance and Reinsurance - Other	96.3%	99.3%	97.1%	98.3%
Insurance and reinsurance operations	94.3%	100.4%	95.1%	98.6%